Oncolytics Biotech® Letter to Shareholders – Update on Recent Progress

SAN DIEGO, CA and CALGARY, AB, April 6, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) is providing a letter to shareholders, included below.

To Oncolytics’ Shareholders,

During the first quarter of 2022, we continued to make important progress across our development pipeline. Our 2021 year-end letter to shareholders detailed our accomplishments last year and set the stage for the catalysts we expect to see in 2022. I am excited to update you on our progress this past quarter and highlight how it has driven the momentum behind our clinical and preclinical programs.

HR+/HER2- Breast Cancer Program: Randomized Phase 2 Data Readout Expected in Q4 2022
I am happy to report that our BRACELET-1 trial is about to complete enrollment. We remain on track to announce top-line data from the study in Q4 2022. Together with our AWARE-1 window-of-opportunity study in early-stage breast cancer, BRACELET-1 was designed to confirm and expand upon the promising efficacy data generated from earlier trials evaluating pelareorep in HR+/HER2- breast cancer patients.

The first of these prior trials was our phase 1 study, which established pelareorep’s single agent anti-cancer activity. The second was IND-213, a randomized phase 2 trial that showed a statistically significant near doubling of median overall survival in metastatic HR+/HER2- breast cancer patients when pelareorep was combined with the chemotherapy paclitaxel. The results of these trials formed a strong foundational dataset that supported our successful requests for Fast Track Designation and a Special Protocol Assessment (SPA) from the U.S. Food and Drug Administration (FDA). These provide important regulatory benefits and indicate that IND-213 can be considered one of the two pivotal trials that are typically needed to support regulatory approval.

When discussing our data with potential biopharma partners, it became clear that we could de-risk a future registrational study and bolster our business development prospects by conducting two well-defined trials designed to supplement IND-213’s results. This was the rationale behind AWARE-1 and BRACELET-1, which we designed in collaboration with Roche, Pfizer and Merck Serono, respectively. Together, these trials aim to: (1) explore pelareorep’s mechanism of action, (2) evaluate pelareorep’s potential synergy with checkpoint inhibitors, and (3) identify a biomarker that can predict patient response.

Data from AWARE-1 presented at AACR 2021 (link to the PR) showed that the trial was a success. It met its primary endpoint by showing treatment-induced increases in CelTIL scores in patients with HR+/HER2- breast cancer. CelTIL score is a pro-inflammatory metric correlated with improved clinical outcomes. Information explaining how CelTIL is scored and its importance in predicting clinical outcomes can be found by clicking here and clicking here. AWARE-1 also showed that pelareorep upregulates PD-L1 on tumor targets; promotes tumor infiltration of CD8+ T cells; and induces the generation and expansion of anti-tumor T cell clones. All of these effects drive the immune-based killing of tumor cells. Moreover, these immunotherapeutic effects were enhanced when a checkpoint inhibitor was added to the treatment regimen. BRACELET-1 is expected to confirm these exciting findings in metastatic HR+/HER2- breast cancer, our targeted phase 3 patient population.

We view the potential synergy between pelareorep and checkpoint inhibitors as a key selling point for new partnering opportunities with our breast cancer program and broader pipeline. There are multiple PD-L1/PD-1 therapies on the market. Most of these are produced by large biopharma companies. The potential to increase the efficacy of PD-L1/PD-1 therapies, and the number of patients eligible for treatment, would create a substantial new commercial opportunity. The BRACELET-1 study includes different cohorts to evaluate: (1) paclitaxel monotherapy, (2) paclitaxel plus pelareorep, and (3) paclitaxel plus pelareorep in combination with the PD-L1 inhibitor avelumab. By doing so, we aim to generate a randomized dataset that will confirm the benefit of adding pelareorep to chemotherapy and explore the potential synergies of adding checkpoint blockade to this combination. This may provide avenues toward superior clinical benefits for patients. Together with our phase 1 and IND-213 results, we expect these data to propel our lead program to a registrational study and fuel our business development efforts.

While breast cancer remains our focus and priority, we believe pelareorep has the potential to ultimately play an important role in the future treatment of a wide variety of major cancers. To further explore this potential, we are working toward a number of other initiatives designed to:
•Pursue the promising clinical signal previously seen in gastrointestinal cancers
•Expand our global presence through our international partnership with Adlai Nortye
•Enhance our understanding of pelareorep’s mechanism of action through collaboration with academic thought leaders
•Leverage pelareorep’s favorable safety profile to further explore synergies with different drug classes
Gastrointestinal Cancers: GOBLET Trial Rapidly Progressing
Our collaboration with Roche to evaluate pelareorep-checkpoint inhibitor combination therapies in gastrointestinal (GI) cancers is advancing as planned. In January, we announced enrollment in the safety run-ins for the GOBLET trial had been completed (link to the PR). In February, we announced that the Data Safety Monitoring Board (DSMB) had completed its evaluation of the trial’s pancreatic cancer cohort with a positive outcome (link to the PR). In March, we announced that the colorectal cancer safety run-in completed its DSMB review with a positive outcome. In addition, the pancreatic cancer cohort received approval from the Paul Ehrlich Institute (PEI; Germany’s medical regulatory body) to pursue full enrollment (link to the PR). We are thrilled with this rapid progress, given that we announced the dosing of the first patient only this past November (link to the PR). We are now planning to submit an abstract providing additional updates on the pancreatic cancer cohort to ESMO GI in late June. We are also pleased to see pelareorep continue its favorable safety and tolerability track record. This is discussed in more detail below.

Adlai Nortye Partnership: Enabling Expansion into New Territories
We, together with our partner Adlai Nortye, have seen considerable progress in the bridging clinical trial in China. This trial evaluates the safety, tolerability, and preliminary efficacy of pelareorep-paclitaxel combination therapy in Chinese patients with advanced or metastatic breast cancer. The objective of this trial is to accelerate pelareorep’s clinical development by permitting the inclusion of data from IND-213 and BRACELET-1 in regulatory submissions in territories where Adlai plans to commercialize pelareorep. These include China, Hong Kong, Macau, Singapore, South Korea and Taiwan. After advancing to the second dose-escalation cohort in January (link to the PR), the trial quickly proceeded to the third and final dose-escalation cohort in March (link to the PR). For some background, the dosing regimen for the second cohort is equivalent to what was administered in IND-213, where we saw a statistically significant near doubling of median overall survival in metastatic HR+/HER2- breast cancer patients. The study’s third dosing cohort is receiving the same dose of pelareorep as patients in the ongoing BRACELET-1 study. The results of the Adlai Nortye study are expected to support the safety of pelareorep in an Asian population and set the stage for future development efforts in this region.

Pelareorep Activates Natural Killer (NK) Cells – New Insights into its Immunological Mechanism of Action

In March, a peer-reviewed paper was published in Immunology that discussed pelareorep’s effects on NK cells, which, similar to T cells, are a critical component of the body’s anti-cancer immune response (link to the PR, link to the publication). NK cells both kill cancer cells directly and stimulate adaptive anti-tumor immunity. Data featured in the paper showed pelareorep activating NK cells in vitro and in the blood of participants from a previously completed window-of-opportunity study in patients with colorectal liver metastases. Analyses showed pelareorep’s effects on NK cells to be mediated by type 1 interferon (IFN-1) signaling, a key modulator of immunoregulation and tumor cell recognition. Together with data from AWARE-1 and other studies highlighting pelareorep’s effects on T cells, these results demonstrate how pelareorep drives a robust anti-cancer response that harnesses the power of both innate and adaptive immune systems.

AACR Preview: Clinical Findings in Multiple Myeloma and Glioblastoma Multiforme (ReoGlio)
We are excited about the posters our collaborators will present at the American Association for Cancer Research (AACR) Annual Meeting later this week. One poster will feature new long-term follow-up results from ReoGlio. This was an investigator-sponsored, phase 1b trial in glioblastoma multiforme (GBM) we first discussed in November 2020 at the Society for Neuro-Oncology Annual Meeting (link to the PR). Details on the second poster can be found in its abstract, which has already been published on the AACR website (link to the PR, link to the abstract). This abstract highlights proof-of-concept clinical data showing progression-free survival of over three years in a subset of relapsed/refractory multiple myeloma patients treated with pelareorep and a proteasome inhibitor. We look forward to providing additional comments on these findings and to announcing ReoGlio’s follow-up data during the AACR meeting, in accordance with the conference’s embargo policy.

Business Development Benefits of Pelareorep’s Favorable Safety Profile
A common refrain you have likely heard from us is the strength of pelareorep’s safety profile. There is a good reason for this: the strong safety profile is a highly valuable selling point for our partnering strategy. Many promising new agents have been stymied by unacceptable single agent or combination toxicities. Pelareorep’s safety profile alone or in combination with other therapies has enabled us to explore a wide range of anti-cancer therapy combinations. This helps to establish the potential appeal of pelareorep as an important backbone to a variety of immunotherapies and, in turn, provides opportunities to maximize value for our stakeholders. Our primary focus and most advanced clinical data are in breast cancer; however, there are emerging opportunities in additional indications. Our strategy of leveraging partnerships with thought leaders from industry and academia to pursue these opportunities remains unchanged.

Looking Ahead
We are looking forward to BRACELET-1’s anticipated top-line data announcement in Q4 2022 and expect to have several clinical presentations at AACR and the upcoming ESMO Breast Cancer Congress. Since the start of the year, we have been encouraged by the rapid enrollment seen in our clinical programs, including GOBLET and Adlai Nortye’s breast cancer study. Moreover, we are pleased to have more preclinical evidence highlighting pelareorep’s potential as an immunologic backbone therapy published in prestigious journals. We believe these advances, along with our impressive safety record, will help us expand our business development opportunities.

As always, I would like to thank you all for your continued interest and support.

Dr. Matt Coffey
President & CEO
Oncolytics Biotech

This letter to shareholders contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this letter to shareholders include statements regarding Oncolytics' expectations as to the purpose, design, outcomes and benefits of its current or pending clinical trials involving pelareorep, including the potential to lead to a registrational study and fuel our business development efforts; our expectations as to the completion of enrollment in our BRACELET-1 study; our belief that the potential synergy between pelareorep and checkpoint inhibitors could facilitate partnering opportunities; our belief that the potential to increase the efficacy of PD-L1/PD-1 therapies, and the number of patients eligible for treatment, would create a substantial new commercial opportunity; our belief that pelareorep has the potential to ultimately play an important role in the future treatment of a wide variety of major cancers; our plans to work towards a number of other initiatives and the purpose thereof; the advancement of our collaboration with Roche; our expectations regarding the results of the Adlai Nortye study; upcoming presentations and the timing and content thereof; our primary focus and other opportunities; our plans and expectations regarding a potential registrational study in breast cancer, including the anticipated timing and impact of the announcement of our top-line data announcement for BRACELET-1, and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com